82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

[redacted]

05005864

FOSTER'S
GROUP
Inspiring Global Enjoyment

27 January 2005 Fosters Brewing

SUPPL

Senior Management Resignation

Foster's Group Limited (Foster's) today accepted the resignation of Dr Robert Porter, Vice President Investor Relations.

This follows what may have been an inadvertent breach of Foster's strict internal guidelines and processes regulating employee trading in its shares.

It is inappropriate for the company to comment any further on this matter at this time.

Foster's will announce a successor to Dr Porter as soon as practicable.

dlw 2/16

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886


FOSTER'S
GROUP

Inspiring Global Enjoyment

28 January 2005

Confirmation of Proposed Arrangements with Reline

On 14 January 2005, Foster's Group Limited (Foster's) disclosed proposed arrangements with Bob and Sandy Oatley and their investment vehicle, Reline Investments Pty Ltd (Reline), which may apply following a successful takeover of Southcorp Limited (Southcorp). These arrangements are described in the attached letter, which accompanied Foster's initial substantial holding notice.

There has been some confusion in relation to these proposed arrangements. In particular, Southcorp has asserted that the Oatley family will receive benefits that are not being made available to all Southcorp shareholders.

This assertion is wrong and is rejected by Foster's. The proposed arrangements are in no sense concluded or binding and do not confer any benefit or advantage in connection with the acquisition of Reline's shares.

Foster's has discussed the proposed arrangements with the Australian Securities and Investments Commission (ASIC).

Following those discussions, Foster's wishes to confirm that the proposed arrangements are not legally enforceable. They remain expressions of Foster's and Reline's future commercial intentions. The arrangements have at no time been capable of being finalised and that continues to be the position. No detailed discussions have taken place between Foster's and Reline concerning the commercial terms of the proposed arrangements, other than that the parties will negotiate on an arm's length basis.

The proposed arrangements were incidental to the acquisition of Reline's shares in Southcorp by Foster's, but they were in no sense consideration for the acquisition, nor did they involve any transfer of value at any time to Reline.

This release is made with the concurrence of the Oatley family and Reline.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Michael Roberts
Tel: +61 3 9633 2273
Mob: 0418 263 199

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2061 Fax 61 3 9633 2062 email trevor.ohoy@fostersgroup.com
ABN 49 007 620 886

Trevor O'Hoy
President & CEO
Foster's Group Limited


FOSTER'S
GROUP
Inspiring Global Enjoyment

12 January 2005

Messrs RI & AG Oatley

Reline Investments Pty Ltd
18 Herbert Street
ARTARMON NSW 2064

Dear Bob and Sandy

Re: Southcorp Limited

In addition to the sale of shares in Southcorp, it is noted that it is agreed that following a successful takeover of Southcorp, Foster's Group Limited will reach agreement with you and your family companies and document the following arrangements:

1. The distribution by a Southcorp subsidiary of wine produced by your family on an arm's length basis.

2. Chardonnay Park is presently leased to a Southcorp subsidiary on an arm's length basis. The property is to be sub-leased to a Family entity on the same arm's length basis after completion of the 2006 vintage (pick).

Please sign a copy of this letter to confirm your agreement to the above.

Yours faithfully,



Trevor O'Hoy
President and Chief Executive Officer

Agreed and Confirmed



R. I. Oatley **A.G. Oatley**